March 7, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Attention:  John Cash, Office of Manufacturing and Construction

Dear Sir:

Re:	International Barrier Technology, Inc. Form 10-K and 10-K/A for the year ended June 30, 2015 Filed September 28 and 29, 2015 File No. 0-20412

This letter is in response to your comment letter dated February 16, 2016.  The paragraph numbering of the below responses corresponds to the numbering in the SEC comment letter.

Form 10-K and 10-K/A for the year ended June 30, 2015

Legal Proceedings, page 12

1.

In response to comment 5, the Company confirms that the addition of “other” was a typing error. We will revise future filings to correct the current disclosure.

Management’s Discussion and Analysis, page 15

Sales, page 15

2.

In our future annual and quarterly filings, we will separately disclose and address the changes for each of the types of the revenue arrangements we have including product sales, treatment services, license fees and royalties.

Consolidated Financial Statements

Note 2 Significant Accounting Policies

m) Revenue Recognition, page 30

3.

In our future annual and quarterly filings, we shall report the revenues from external customers for each product and service or each group of similar products and services including product sales, treatment services, license fees and royalties in accordance with ASC 280-10-50-40.

4.

Pursuant to the Technology License Agreement dated September 16, 2013, we granted the Licensee a terminable, royalty-bearing, non-assignable license to use our technology and Know-How to build a manufacturing plant (‘the Plant”) in Jihlava in the Czech Republic, produce product in the plant and market and sell the product within a defined territory for the term of the agreement. The agreement contemplates the possibility of granting additional licenses to the Licensee for use of our technology in other manufacturing plants built by the Licensee.

The consideration we received for the grant of the license included a $50,000 down payment paid on the execution of the agreement and a $50,000 upfront payment received 6 months following the effective date of the contract.

In addition to the down payment and upfront fee, the Licensee agreed to pay the Company royalties based on quantity of product sold commencing after the first year anniversary date of the agreement at the rate of USD$0.20 per square meter of product, subject to minimum annual license fees.  The parties agreed to the following minimum annual license fees:

Year 1 -  $50,000 (year ended June 30, 2015)

Year 2 -  $75,000

Year 3 -  $100,000

Thereafter - $100,000 per annum until the License fees have been paid.

Once the Licensee has paid a total of $1,000,000, the License is considered to be paid up and then it reverts to a perpetual, royalty free License provided that License fees are paid for a duration of at least 5 years.

The down payment and the upfront payment were recorded as deferred revenue when received as we determined that the grant of the License did not have stand-alone value. Specifically, during the first year of the agreement, the Company was obligated to communicate Know-How to enable the Licensee to implement the technology at its Jihlava plant. The Company’s obligations in respect of communicating the Company’s Know-How included the Company’s President being available for consultation for a total of up to 25 days during the first 9 months of the agreement; a total of up to 10 days of the 25 day commitment could be provided by the Company President at the Company’s US manufacturing facility, otherwise the Company President was required to travel to the Licensee’s facility.

In addition, during the first year of the agreement, the Company was to provide technical support for the plant coating line construction, plant start-up and for solving technical problems by means of 100 additional man-days of support by the Company President or other personnel.

There were no fees payable for the first 25 day commitment of the Company’s President; however, the follow-up support was charged at USD$500 per day plus expenses.

Based on fulfilling the commitments outlined above, the Company recognized the upfront payment and down payment totaling $100,000 as revenue during the 4th quarter of its June 30, 2014 fiscal year-end.

On August 19, 2015, the Company entered into a technology license agreement with whereby the Company agreed to grant a license allowing the licensee to use the Company’s technology and trade secrets in the construction of a manufacturing plant to make panel applications and to market, use and sell within the North America.  As consideration for the grant of the license, Barrier is entitled to consideration consisting of an up-front payment of $50,000 upon the execution of the Agreement as well as $50,000 (“Initial Payments”) to be paid upon completion of the first commercial production run of the manufacturing plant.

In addition to the Initial Payments, the Licensee will pay a license fee of $0.035 / sq. ft. of treated surface area of product shipped by the Licensee subject to the minimum annual license fees required to maintain exclusivity:

Year ended December 31:

2017 - $100,000

2018 - $300,000

Thereafter - $500,000 per annum

Provided the Licensee performs its obligation to pay the minimum annual fees, the Agreement will run through the 5th anniversary of the first commercial production run of the Licensee; this date, however, may be extended in circumstances where the Licensee commits additional capital to the manufacturing plant and process.

As consideration for transferring the license, the Company received $50,000 as an upfront fee and is scheduled to receive $50,000 upon completion of the first commercial production run at the new plant. In the interim period from the date of the license agreement to the commencement of commercial production, the Company has a number of obligations and commitments to facilitate the transfer of license fee technology including allowing the licensee to attend demonstrations at the licensor’s plant in Minnesota, draft a template quality control manual for the Licensee, provide at least 20 days on-site support at the new plant location and provide assistance in the selection, procurement and proper layout of the equipment at the Manufacturing plant.

The initial payment of $50,000 was received by the Company in the first quarter of the current fiscal year and has been recorded as deferred revenue in the Company’s books of account. Further, the Company anticipates being able to recognize this payment as revenue once the licensee commences its commercial production and remits the additional $50,000 payment as the Company should have completed its commitments and obligations to the Licensee in respect of the technology transfer.

Note 4 Property, Plant and Equipment, page 33

5.

Our response is limited to the Company’s most significant capital asset under lease, the building and land with a combined net carrying value of $1,174,994 as at June 30, 2015, as this is the asset class having the most significant net costs relative to the remaining lease terms.

At inception of the capital lease, on December 1, 1995, the building’s capital cost and related capital lease obligation totaled $772,465.  This lease had a duration of 20 years and was paid out in December, 2015. As well, at the inception of the lease, the Company established a depreciation policy for the building under capital lease whereby depreciation was being provided on the capital cost of the building over 20 years on a straight-line basis.

Since December 31, 1995, the Company has incurred costs in respect of building additions and enhancements as follows:

Prior to June 30, 2002 - $35,016

Year ended June 30:

2003 - $295,192

2006 - $458,329

2007 - $224,584

2008 - $85,701

2010 - $6,514

2013 - $66,074

2014 - $117,442

Total capital investment additions - $1,288,852

Management has determined that the enhancements and additions to the building have extended its useful life to the Company and our depreciation estimate has been adjusted accordingly.

Note 10 Income Taxes, page 37

6.

The Company has tax assets that consist primarily of net operating losses in the United States totaling $1,615,000 and losses carry-forwards and other tax pool assets in Canada totaling $USD 1,759,000. There is currently no income being generated in Canada and thus, management has concluded that the Canadian tax assets should continue have a 100% valuation allowance.

The Company is given to understand that a valuation allowance should be recorded when, on the basis of the available positive and negative evidence, there is not greater than a 50% probability that the tax assets will be realized.

The Company considered the necessity of recording a tax valuation allowance in respect of its US tax assets as at June 30, 2015 based on a review of recent operating results as follows:

Operating income (loss)

Year ended June 30:

2010 – ($1,326,648)

2011 –   ($550,108)

2012 –   ($633,961)

2013 –          ($484)

2014 –    $695,563

2015 –   $774,556

Management determined that, prior to the 2014 fiscal year, there was a preponderance of negative evidence, primarily that of cumulative operating losses.

The Company has noted that the phrase “cumulative losses in recent years” in ASC 740-10-30-21 is not a term clearly defined but believes that an accounting best practice has arisen whereby a Company should determine whether support for the more likely than not criteria exists based on the most recent 3 years of results. Therefore, as at the end of our June 2014 fiscal year, the Company had just begun to turn profitable; the rolling 3 year cumulative operating result was essentially break-even and, as a result, management determined there was not sufficient positive evidence to recognize our US tax assets.

Our June 30, 2015 operating results again showed profitability but management determined once again that there was still insufficient evidence supporting future profitability in order to recognize the US tax assets. Management believes that the positive evidence supporting the recognition of our tax assets was established in August 2015 when the Company signed a long term Supply Agreement with our largest customer, Louisiana Pacific. As a result of entering this long term Supply Agreement, management believes that future taxable income has been established with greater certainty.

Exhibits – Confidential Treatment

7.

The Company is preparing an application for confidential treatment for the redacted information in Exhibit 10 to the Company’s Form 10-K and 10-K/A.

The Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust the foregoing is satisfactory.

Yours truly,

INTERNATIONAL BARRIER TECHNOLOGY, INC.

/s/ Melissa McElwee

Per:

       Melissa McElwee, Chief Financial Officer